SEVENTH AMENDING AGREEMENT dated as of December 22, 2022.

BETWEEN:	IAMGOLD CORPORATION
(as "Borrower")

AND:	NATIONAL BANK OF CANADA
DEUTSCHE BANK AG, CANADA BRANCH
BNP PARIBAS
ROYAL BANK OF CANADA
THE TORONTO-DOMINION BANK
CITIBANK, N.A., CANADIAN BRANCH
CANADIAN IMPERIAL BANK OF COMMERCE
INVESTISSEMENT QUÉBEC
THE BANK OF NOVA SCOTIA
(each as "Lender")

NATIONAL BANK OF CANADA
AND:	(acting as Agent for the Lenders)

RECITALS

a) An amended and restated credit agreement dated as of December 14, 2017 (as amended by a first amending agreement dated as of November 15, 2018, a second amending agreement dated as of February 25, 2020, a third amending agreement dated as of September 4, 2020, a fourth amending agreement dated as of September 30, 2020, an assignment and assumption agreement dated as of September 30, 2020, a fifth amending agreement dated as of February 12, 2021 and a sixth amending agreement dated as of October 17, 2022, collectively, the "Credit Agreement") has been entered into among the Agent, the Borrower and the Lenders named therein.

b) Pursuant to a letter from the Borrower to the Co-Lead Arrangers accompanied by a summary of terms and conditions posted to the Lenders on December 15, 2022, the Borrower advised the Lenders that, among other things, the Borrower wishes to enter into a funding and amendment agreement, a copy of which is attached as Schedule "A" hereto (the "JV Amendment") to the amended and restated joint venture agreement in respect of the Côté Project dated as of June 28, 2019 by and among the Borrower, SMM Gold Cote Inc. (the "SMM Subsidiary") and Sumitomo Metal Mining Co. Ltd., and further amended pursuant to a Side Letter dated June 28, 2019, Trigger Acknowledgement Letter dated July 29, 2019, Extension Letter dated December 23, 2019, Acknowledgement and Confirmation Letter dated May 8, 2020, Side Letter dated April 27, 2022, and Amending Agreement dated July 27, 2022 (as amended by the JV Amendment, collectively, the "JV Agreement") pursuant to which, among other things, the SMM Subsidiary shall pay certain monthly amounts on account of cash contributions owing by the Borrower pursuant to the JV Agreement.

c) The Borrower and the Lenders wish to amend the Credit Agreement in order to, among other things consummate the transactions contemplated in Sections 2.1 and 2.2 of this Agreement, and make other amendments to the terms and conditions of the Credit Agreement, including to the covenants.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1. Interpretation

1.1 Capitalized terms used herein and defined in the Credit Agreement have the meanings ascribed to them in the Credit Agreement unless otherwise defined herein.

1.2 Any reference to the Credit Agreement in any Loan Document (including any Security Document) refers to the Credit Agreement as supplemented hereby.

2. Consents under the Credit Agreement

2.1 To the extent that any Interim Participant Advances paid by the SMM Subsidiary to the Borrower in accordance with Section 2(a) of the JV Amendment would be prohibited pursuant to Section 7.5(2)(a) of the Credit Agreement, the Lenders hereby consent to such payments in an aggregate outstanding amount not to exceed at any time the Interim Participant Advances Cap (as defined in the JV Amendment).

2.2 As per the terms of Section 7.5(4)(e) of the Credit Agreement (as amended by this Agreement), the Lenders hereby consent to the disposition by the Borrower of the IMG Diluted Interests (as defined in the JV Amendment) in accordance with Section 2(b) of the JV Amendment.

2.3 Notwithstanding the restrictions in Section 7.5(4)(b) and Section 7.5(4)(c) of the Credit Agreement and as per the terms of Section 7.5(4)(a.1) of the Credit Agreement (as amended by this Agreement), the acquisition by the Borrower of the IMG Diluted Interests in accordance with Section 2(d) of the JV Amendment shall be permitted, provided that, at the time thereof, the Borrower has obtained the written consent of the Required Lenders to such acquisition.

2.4 For the avoidance of doubt, except for the specific matters identified in Sections 2.1 to 2.3 above, the Agent and the Lenders are not consenting to any other provision of the JV Amendment.

3. Amendments under the Credit Agreement

3.1 The following Section 1.1(76A) is added to the Credit Agreement:

"(76A) "JV Agreement" means the amended and restated joint venture agreement in respect of the Côté Project dated as of June 28, 2019 by and among the Borrower, the SMM Subsidiary and Sumitomo Metal Mining Co. Ltd., and further amended pursuant to a Side Letter dated June 28, 2019, Trigger Acknowledgement Letter dated July 29, 2019, Extension Letter dated December 23, 2019, Acknowledgement and Confirmation Letter dated May 8, 2020, Side Letter dated April 27, 2022, Amending Agreement dated July 27, 2022 and funding and amendment agreement dated on or about December 19, 2022, and as further amended, restated or supplemented from time to time in compliance with the terms of this Agreement."

3.2 The following Section 1.1(118A) is added to the Credit Agreement:

"(118A) "SMM Subsidiary" means SMM Gold Cote Inc."

3.3 Section 2.9 (Increase of the Credit) of the Credit Agreement is hereby amended by adding the following paragraph (1A) immediately before paragraph (1):

"(1A) Prior to exercising any of its rights under this Section 2.9, and to the extent that the Borrower is not in Default, the Borrower will send a request for consent to the Lenders asking them to consent to the delivery by the Borrower of a notice to increase the Credit. No later than ten (10) Business Days after its receipt from the Agent of a copy of the request for consent, each Lender will notify the Agent of its election to consent or not to such request, provided that any Lender who fails to so notify the Agent within such delay will be deemed to have given notice of its election not to consent to the request. Upon receipt of all such notices (or deemed notices) from the Lenders, the Agent will notify the Lenders and the Borrower of the contents thereof. If the consent of the Required Lenders has been obtained, the Borrower will have the possibility to send a notice to increase the Credit in accordance with this Section 2.9. If the consent of the Required Lenders has not been obtained, the Borrower will not have the possibility to exercise its rights under this Section 2.9. For greater certainty, nothing in this Section 2.9(1A) is intended to commit any Lender to participate in an increase, even if it has consented to the delivery of a notice to increase the Credit."

3.4 Section 7.2(1) (Payment and Operation of Business) of the Credit Agreement is hereby amended to add the following paragraph (g) immediately after paragraph (f):

"(g) It shall maintain at all times a Participating Interest (as such expression is defined in the JV Agreement) of at least 55%."

3.5 Section 7.3(1) (Periodic Reports) of the Credit Agreement is hereby amended by adding the following paragraph (e.1) immediately after paragraph (e):

"(e.1) the Borrower shall, as soon as practicable and in any event within 30 days of the end of each month, cause to be prepared and delivered to the Lenders, a construction report for the Côté Gold Project until such time as the Côté Gold Project reaches completion, which report will include (i) project costs incurred in such prior month by major expense category; (ii) a description of any cost overruns detailing variances from the project budget (with a narrative explanation of such variances); (iii) the estimated date of completion; (iv) health, safety and environmental incidents, and statistics, (v) indigenous relations & community update, (vi) site activities update, and

(vii) construction progress with a description of any material deviations from the final project execution plan since the last report hereunder.

3.6 Section 7.3(2) (Requirement for Notice) of the Credit Agreement is hereby amended by adding the following paragraph (b.1) immediately after paragraph (b):

"(b.1) The Borrower shall promptly notify the Agent and provide copies of all relevant documents that amend, supplement or otherwise modify the JV Agreement."

3.7 Section 7.5(4) (Business and Property) of the Credit Agreement is hereby amended by adding the following paragraph (a.1) immediately after paragraph (a):

"(a.1) purchase the IMG Diluted Interest (as such expression is defined in the JV Agreement) from the SMM Subsidiary under the JV Agreement or otherwise make any payment (in whole or in part) on account of the "IMG Repurchase Price" (as such expression is defined in the JV Agreement) to the SMM Subsidiary to exercise its repurchase option under the JV Agreement, in each case, without the prior written consent of the Required Lenders."

3.8 Section 7.5(4)(e) (Dispositions) of the Credit Agreement is hereby amended by adding the following paragraph (xi) immediately after paragraph (x):

"(xi) up to a maximum of 12% of the Participating Interest (as such expression is defined in the JV Agreement) of the Borrower to the SMM Subsidiary in the mines commonly known as Côté Gold, Ontario, pursuant to the JV Amendment."

3.9 Section 7.5 (Negative Covenant) of the Credit Agreement is hereby amended by adding the following paragraph (7A) immediately before paragraph (8):

"(7A) JV Agreement. With effect following the execution of the funding and amendment agreement by and among the Borrower, the SMM Subsidiary and Sumitomo Metal Mining Co. Ltd. in connection with the JV Agreement and dated on or about December 19, 2022, the Borrower shall not amend, supplement, restate, modify, replace, terminate or waive any terms of the JV Agreement in a manner adverse to the interest of the Lenders."

4. Undertaking

Within 90 days from the date hereof, the Borrower will use reasonable efforts to cause Sumitomo Metal Mining Co., Ltd. and the SMM Subsidiary to enter into an agreement amending and restating the consent and acknowledgement agreement between the Agent, the Borrower, the SMM Subsidiary and Sumitomo Metal Mining Co., Ltd. dated June 20, 2017 (the "SMM Agreement") on terms acceptable to Agent, the Borrower and the SMM Subsidiary.

5. Release of Security in connection with the IMG Diluted Interests

Upon each Interim Participant Advance (as defined in the JV Amendment) being made, the Lenders agree that the Security will be released from the IMG Diluted Interests (including the real and personal properties forming the Côté Project, solely as against the portion of the Côté Project constituting the IMG Diluted Interests), and hereby authorize and direct the Agent to provide such partial releases and discharges of the Security as may be reasonably required to effect such release and permit the registration of the transfer of the IMG Diluted Interests to the SMM Subsidiary, in accordance with the JV Amendment, provided that, upon any repurchase of the IMG Diluted Interests by the Borrower, the Security shall immediately reattach to such repurchased IMG Diluted Interests and the Borrower shall promptly cause the registration on title of the transfer to the Borrower of such repurchased IMG Diluted Interests to the Borrower and the registration of the Security against title to such repurchased IMG Diluted Interests; for avoidance of doubt, the Lenders hereby consent to the release and discharge of the Security to the extent necessary to complete the disposition of the IMG Diluted Interest but only insofar as such disposition is permitted under Section 7.5(4)(e)(xi) of the Credit Agreement (as amended by this Agreement).

6. Conditions to Effectiveness

This Agreement will become effective on the date (the "Effective Date") the Agent has confirmed to the Borrower and the Lenders signatory to this Agreement that the following conditions have been fulfilled to the satisfaction of the Agent:

(a) this Agreement has been executed and delivered by (i) the Borrower and the other Obligors party hereto and (ii) the Lenders party hereto which collectively constitute the Required Lenders;

(b) receipt by the Agent of an executed copy of the JV Amendment;

(c) receipt by the Agent of a copy certified by the corporate secretary or a director of the Borrower of the documents evidencing the authority of the Persons having executed this Agreement, including for certainty a copy of the resolution of the Borrower and an incumbency certificate; and

(d) payment of all fees and expenses owing by the Borrower to the Agent and the Lenders on the date of this Agreement.

7. Confirmation

The Borrower and each of the other Obligors, by their acknowledgement of the terms of this Agreement, further confirm and acknowledge that their respective obligations under the Security Documents to which they are a party remain in full force and effect and that this Agreement does not reduce such obligations.

8. Representations

The Borrower represents and warrants that:

(a) this Agreement has been duly authorized, executed and delivered by each Obligor, and the Credit Agreement, as amended hereby, constitutes the legal, valid and binding obligation of each Obligor, enforceable against each of them in accordance with its terms;

(b) no Default or Event of Default is in existence as at the date hereof and this Agreement and the amendments made herein will not result in a Default;

(c) the Borrower is in full compliance with its covenants in the Credit Agreement, after giving effect to this Agreement;

(d) the Borrower has provided to the Agent a complete copy of the JV Agreement and all amendments, side letters and consents entered into in connection therewith;

(e) the Borrower is not in default of its obligations under the JV Agreement;

(f) after giving effect to this Agreement, the representations and warranties made in Section 6.1 of the Credit Agreement, other than those expressly stated to be made as of a specific date are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof.

9. Expenses and Fees

The Borrower agrees to pay on demand all reasonable costs and expenses of the Agent in connection with the preparation, negotiation, execution, delivery, implementation and administration of this Agreement including, without limitation, the reasonable fees and expenses of counsel for the Agent. On the Effective Date, the Borrower also agrees to pay to each consenting Lender signatory to this Agreement an upfront fee of [REDACTED] calculated on such Lender's Commitment under the Credit.

10. Counterparts

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered will be deemed to be an original and all of which taken together will constitute the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier or by electronic mail will be effective as delivery of a manually executed counterpart of this Agreement.

11. Governing Law

This Agreement is governed by, and construed in accordance with, the laws of the Province of Ontario and of the laws of Canada applicable therein.

(Signature pages follow)

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

IAMGOLD CORPORATION, as Borrower

By:	/s/ "Tim Bradburn"
Name: Tim Bradburn
Title: SVP, General Counsel & Corporate Secretary

NATIONAL BANK OF CANADA, as Agent

By:	/s/ "Allan Fordyce"
Name:	Allan Fordyce
Title:	Managing Director

By:	/s/ "Jonathan Campbell"
Name:	Jonathan Campbell
Title:	Managing Director

NATIONAL BANK OF CANADA, as Lender

By:	/s/ "Allan Fordyce"
Name:	Allan Fordyce
Title:	Managing Director

By:	/s/ "Jonathan Campbell"
Name:	Jonathan Campbell
Title:	Managing Director

DEUTSCHE BANK AG, CANADA BRANCH, as Lender

By:	/s/ "David Gynn"
Name:	David Gynn
Title:	Director

By:	/s/ "Edward Salibian"
Name:	Edward Salibian
Title:	Assistant Vice President
Title:

BNP PARIBAS, as Lender

By:	/s/ "Vincent Veron"
Name:	Vincent Veron
Title:	Head of Metals and Mining EMEA

By:	/s/ "Vincent Pasquier"
Name:	Vincent Pasquier
Title:	Director

ROYAL BANK OF CANADA, as Lender

By:	/s/ "Strati Georgopoulos"
Name:	Strati Georgopoulos
Title:	Authorized Signatory

By:
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

By:	/s/ "Ryan Mrozek"
Name:	Ryan Mrozek
Title:	Director

By:	/s/ "Hassan Abbas"
Name:	Hassan Abbas
Title:	Director

CITIBANK, N.A., CANADIAN BRANCH, as Lender

By:	/s/ "Siddharth Sagar"
Name:	Siddharth Sagar
Title:	Authorized Signatory

By:
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:	/s/ "Jens Paterson"
Name:	Jens Paterson
Title:	Executive Director

By:	/s/ "Peter Yoo"
Name:	Peter Yoo
Title:	Director

INVESTISSEMENT QUÉBEC,as Lender

By:	/s/ "Amyot Choquette"
Name:	Amyot Choquette
Title:

By:
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

By:	/s/ "Elizabeth Daponte"
Name:	Elizabeth Daponte
Title:	Managing Director

By:
Name:
Title:

MORGAN STANLEY SENIOR FUNDING, INC., as Lender

By:
Name:
Title:

By:
Name:
Title:

We, the undersigned, as Obligors under the Credit Agreement, hereby agree with the terms of this Agreement:

ROSEBEL GOLD MINES N.V.

By:	/s/ "Bruno Lemelin"
Name: Bruno Lemelin
Title: Chair of the Supervisory Board of Directors

IAMGOLD ESSAKANE S.A.

By:	/s/ "Oumar Toguyeni"
Name: Oumar Toguyeni
Title: Chair of the Board

AGEM LIMITED

By:	/s/ "Tricia Gittens"
Name: Tricia Gittens
Title: Director and Corporate Controller

SCHEDULE A

JV AMENDMENT

[See attached.]

JOINT VENTURE FUNDING AND AMENDING AGREEMENT

THIS JOINT VENTURE FUNDING AND AMENDING AGREEMENT (the "Agreement") is made as of December 19, 2022 (the "Effective Date"),

BETWEEN:

IAMGOLD CORPORATION,

a corporation existing under the laws of Canada

("IMG")

- and -

SMM GOLD COTE INC.,

a corporation existing under the laws of British Columbia, Canada

(the "SMM Subsidiary")

- and -

SUMITOMO METAL MINING CO., LTD., a corporation existing under the laws of Japan

("Sumitomo")

WHEREAS IMG, the SMM Subsidiary and Sumitomo (collectively, the "Parties") are parties to an amended and restated joint venture agreement in respect of the Côté Project (the "Joint Venture Agreement") dated as of June 28, 2019, and further amended pursuant to a Side Letter dated June 28, 2019, Trigger Acknowledgement Letter dated July 29, 2019, Extension Letter dated December 23, 2019, Acknowledgement and Confirmation Letter dated May 8, 2020, Side Letter dated April 27, 2022, and Amending Agreement dated July 27, 2022, and as further amended from time to time;

AND WHEREAS the Parties wish to (i) set out their agreement with respect to the funding of Joint Venture Expenditures and (ii) amend the Joint Venture Agreement, in each case on the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. Definitions. Capitalized terms used in this Agreement will, unless otherwise defined herein, have the meanings attributed to such terms in the Joint Venture Agreement. In addition, in this Agreement:

(a) "Applicable Exchange Rate" has the meaning given in Section 2(a)(iv) of this Agreement;

(b) "Applicable Months" has the meaning given in Section 2(a)(i) of this Agreement;

(c) "Attributable Refined Metal" means any refined gold or silver (including metal credits) resulting from the delivery of doré bars to a refinery pursuant to the Joint Venture Agreement, to the extent the relevant doré was produced prior to the achievement of Commercial Production;

(d) "Capital Expenditures" means:

(i) any and all Joint Venture Expenditures funded prior to the date that Commercial Production is achieved;

(ii) any and all Expansion Expenditures; and

(iii) any and all Joint Venture Expenditures that are incurred in connection with the acquisition by the Joint Venture of any Mineral Rights, any Other Rights or any third-party interest in the Côté Project;

(e) "Claim" means any actual or threatened civil, criminal, administrative, regulatory, arbitral or investigative inquiry action, suit, investigation or proceeding and any claim or demand resulting therefrom or any other claim or demand of whatever nature or kind;

(f) "Conditions Precedent" has the meaning given in Section 2(g) of this Agreement;

(g) "Conditions Precedent Satisfaction Date" means the first date on which all of the Conditions Precedent have been satisfied in full (or waived by the SMM Subsidiary);

(h) "Credit Agreement" means the amended and restated credit agreement dated as of December 14, 2017 entered into among IMG, National Bank of Canada, as agent, and the Lenders thereunder, as amended from time to time;

(i) "IMG Attributable Value" has the meaning given in Section 2(d)(v) of this Agreement;

(j) "IMG Cash Call Notice Portion" has the meaning given in Section 2(a)(i) of this Agreement;

(k) "IMG Diluted Interests" means, at any applicable time, such portion of IMG's Participating Interest that has been allocated to the SMM Subsidiary pursuant to the first sentence of Section 2(b)(i) of this Agreement;

(l) "IMG Metal" has the meaning given in Section 2(d)(vi) of this Agreement;

(m) "IMG Repurchase Option" has the meaning given in Section 2(d)(i) of this Agreement;

(n) "IMG Repurchase Price" has the meaning given in Section 2(d)(iii) of this Agreement;

(o) "Indenture" means the indenture dated as of September 23, 2020 among IMG, the guarantors named therein and Computershare Trust Company, N.A., as trustee in respect of the 5.750% senior notes of IMG due 2028, as amended from time to time;

(p) "Interim Participant Advances" has the meaning given in Section 2(a)(i) of this Agreement;

(q) "Interim Participant Advances Cap" has the meaning given in Section 2(a)(i)(D) of this Agreement;

(r) "Lenders" means the lenders under the Credit Agreement;

(s) "MNDM" means the Ministry of Northern Development, Mines, Natural Resources and Forestry;

(t) "Monthly Cap" has the meaning given in Section 2(a)(i)(B) of this Agreement;

(u) "MSA" means the master lease agreement between Caterpillar Financial Services Limited, as lessor, and IMG, as lessee, dated April 29, 2022, as amended from time to time;

(v) "Option Fee" has the meaning given in Section 2(c)(i) of this Agreement;

(w) "Outside Repurchase Date" means November 30, 2026;

(x) "Repurchase Cure Date" has the meaning given in Section 2(d)(viii)(A) of this Agreement;

(y) "Repurchase Date" means the date, if any, that IMG repurchases the IMG Diluted Interests in accordance with Section 2(d) of this Agreement;

(z) "SMM Incremental Contributions" means any amounts funded by the SMM Subsidiary pursuant to the Joint Venture Agreement in respect of the IMG Diluted Interests;

(aa) "SMM's Excess Contribution" means, from time to time, the sum of:

(i) all Interim Participant Advances funded by the SMM Subsidiary;

(ii) all SMM Incremental Contributions funded by the SMM Subsidiary in respect of Capital Expenditures; and

(iii) all amounts added to SMM's Excess Contribution in accordance with Section 2(c)(i);

(bb) "SMM Metal" has the meaning given in Section 2(d)(vi) of this Agreement;

(cc) "Superior Royalty" means the 1.5% net smelter returns royalty pursuant to an agreement made as of March 27, 1987 between Young Shannon Gold Mines Limited and Superior Corporate Services Limited, which was acquired by IMG on June 24, 2021; and

(dd) "Trustee" means Computershare Trust Company, N.A., as trustee under the Indenture.

2. Joint Venture Funding. Subject to the satisfaction and fulfillment (or waiver by the SMM Subsidiary) of each of the Conditions Precedent in accordance with Section 2(g), the Parties hereby agree to the terms and conditions set out in this Section 2.

(a) Joint Venture Funding

(i) Notwithstanding the contribution obligations set forth in Section 10 of the Joint Venture Agreement, or anything else contained in the Joint Venture Agreement, the SMM Subsidiary shall pay to the Operator as an additional cash contribution of the SMM Subsidiary such amounts due to be contributed by IMG as set forth in the Cash Call Notices issued by the Operator (the "IMG Cash Call Notice Portion") in respect of any month from and including January 2023 to and including June 2023 (collectively, the "Applicable Months") that are not paid by IMG pursuant to the terms of the Joint Venture Agreement (collectively, the "Interim Participant Advances"), provided that:

(A) the SMM Subsidiary shall only be required to fund an Interim Participant Advance if IMG has provided the SMM Subsidiary with a certificate of a senior officer or director of IMG, dated no earlier than the Business Day immediately prior to the funding deadline set out in the relevant Cash Call Notice, certifying that there has been no default under this Agreement or the Joint Venture Agreement and that the representations and warranties set out in Section 3(a) below remain true and correct in all material respects (other than representations and warranties that are qualified by materiality, which remain true and correct in all respects);

(B) the SMM Subsidiary shall only be required to fund up to US$100 million in Interim Participant Advances in respect of any particular Applicable Month (the "Monthly Cap"), which Monthly Cap (for greater certainty) shall not include the funding by the SMM Subsidiary of its own portion of the Cash Call Notices pursuant to the Joint Venture Agreement, and provided that in the event that an Interim Participant Advance for an Applicable Month is less than US$100 million, a portion of the balance not to exceed US$25 million shall be added to the Monthly Cap for the immediately following Applicable Month;

(C) following the first Interim Participant Advance in accordance with this Section 2(a)(i), in the event that IMG thereafter elects to fund any portion of any IMG Cash Call Notice Portion on its own behalf (other than where the Monthly Cap has been reached), which election IMG may make by giving the SMM Subsidiary at least ten (10) days' prior written notice, the SMM Subsidiary shall have no further obligation to fund, and shall not fund any further, Interim Participant Advances under this Agreement; and

(D) the SMM Subsidiary shall only be required to fund Interim Participant Advances until the aggregate amount of Interim Participant Advances equals US$250 million (the "Interim Participant Advances Cap").

(ii) The Operator shall issue all Cash Call Notices taking into account the recalculated Participating Interests of the Participants pursuant to Section 2(b)(i) of this Agreement and each Participant agrees that, subject to Section 2(a)(i) of this Agreement, each Participant shall fund all of its contributions pursuant to the Joint Venture Agreement on the basis of its recalculated Participating Interests until such time as IMG repurchases the IMG Diluted Interests (if applicable). For certainty, each Participant's Proportionate Share under the Joint Venture Agreement shall be calculated taking into account any recalculation of Participating Interests of the Participants pursuant to Section 2(b)(i) of this Agreement (subject in each case to any repurchase of the IMG Diluted Interests by IMG).

(iii) In the event that the Interim Participant Advances Cap or the Monthly Cap is reached in respect of an Applicable Month such that there is only sufficient room under the Interim Participant Advances Cap or the Monthly Cap, as the case may be, for the SMM Subsidiary to fund (by way of an Interim Participant Advance) a portion of the IMG Cash Call Notice Portion in respect of such Applicable Month, the SMM Subsidiary shall fund such portion of such IMG Cash Call Notice Portion, and IMG shall be responsible to fund the balance of such IMG Cash Call Notice Portion. Attached as Schedule "B" hereto is an illustrative calculation of the foregoing.

(iv) The Interim Participant Advances and the SMM Incremental Contributions shall be funded by the SMM Subsidiary to the Operator in such manner, including in such currency, as set forth in the Joint Venture Agreement. To the extent that any Interim Participant Advances and/or the SMM Incremental Contributions are funded in a currency other than US$ pursuant to the Joint Venture Agreement, for purposes of (A) determining whether the Interim Participant Advances Cap or the Monthly Cap has been reached (which, for certainty, apply in respect of the Interim Participant Advances only), and (B) calculating the IMG Repurchase Price, each Interim Participant Advance and SMM Incremental Contribution funded by the SMM Subsidiary in respect of Capital Expenditures shall be converted into US$ on the date such Interim Participant Advance or SMM Incremental Contribution, as applicable, is made based on the average Applicable Exchange Rate for the four (4) Business Days prior to the date such Interim Participant Advance or SMM Incremental Contribution, as applicable, is made. For purposes of this 2(a)(iv), the "Applicable Exchange Rate" means (a) for conversions of Canadian dollars to US$, the Bank of Canada mid-day exchange rate, and (b) for conversions of any other currency to US$, the daily average of the applicable exchange rate published by Bloomberg.

(v) For certainty, any non-funding of an IMG Cash Call Notice Portion by IMG, to the extent required to be funded by the SMM Subsidiary by way of an Interim Participant Advance in accordance with this Agreement, shall not, in and of itself, result in (i) any default being deemed to exist under the Joint Venture Agreement, (ii) any Default Amount being deemed to be outstanding under the Joint Venture Agreement, or (iii) IMG being deemed to be a Defaulting Participant under the Joint Venture Agreement.

(b) Dilution and Recalculation of Participating Interests

(i) Following each Interim Participant Advance funded by the SMM Subsidiary pursuant to Section 2(a)(i) of this Agreement, the Participating Interests of each Participant shall immediately be recalculated in accordance with Section 11.1 of the Joint Venture Agreement, and for certainty, notwithstanding anything to the contrary contained in the Joint Venture Agreement (including, without limitation, Section 10.6(1)(a) of the Joint Venture Agreement), the Enhanced Dilution pursuant to Section 11.2 of the Joint Venture Agreement shall not apply with respect to any recalculation resulting from an Interim Participant Advance. For greater certainty, the existing provisions of the Joint Venture Agreement (including with respect to the funding of Default Amounts and adjustments of the Participating Interests of the Participants, including on the basis of Enhanced Dilution, where applicable) shall continue to apply with respect to Default Amounts (which, for certainty, does not include non-funding of an IMG Cash Call Notice Portion by IMG to the extent that the SMM Subsidiary is required to fund the relevant amount by way of an Interim Participant Advance) under the Joint Venture Agreement. Attached as Schedule "C" hereto is an illustrative calculation of the recalculation of Participating Interests pursuant to this Section 2(b)(i) resulting from an Interim Participant Advance.

(ii) For greater certainty, the SMM Subsidiary shall be entitled to have registered title to any Property (including the Mineral Rights) updated from time to time (or any notices deemed advisable by the SMM Subsidiary, acting reasonably, filed on title) to reflect any actual recalculation of its Participating Interest pursuant to Section 2(b)(i) and the Joint Venture Agreement, and IMG shall promptly and without delay upon request by the SMM Subsidiary provide assistance in the manner set out in Section 2.15 of the Joint Venture Agreement. In addition, the Parties shall, if requested by the SMM Subsidiary following the execution and delivery of this Agreement (and regardless of whether any actual recalculation of the Participant's Participating Interests has occurred), use reasonable efforts to apply for the consent of the MNDM to the increase of the SMM Subsidiary's registered interest in the mineral leases held by the Joint Venture to up to a percentage to be agreed by the Parties in connection with submitting any such application.

(iii) For greater certainty, notwithstanding any recalculation and reduction of IMG's Participating Interest pursuant to the terms of this Agreement or any of the other matters set forth in this Agreement (but provided IMG's Participating Interest is not reduced below 50%), IMG shall (A) remain as the Operator, and (B) retain all of its representation, voting and other rights on the Oversight Committee as in effect as of the date hereof (but based on its Participating Interest from time to time), in each case subject to and in accordance with the terms and conditions of the Joint Venture Agreement.

(c) Option Fee

(i) An option fee shall accrue on a daily basis on SMM's Excess Contribution at CME Term SOFR 3 MONTH plus 4.0% on the then aggregate amount of SMM's Excess Contribution (the "Option Fee"). From the Effective Date until December 31, 2023, on a quarterly basis, any accrued Option Fee shall be added to the total amount of SMM's Excess Contribution on the last day of the relevant quarter. From January 1, 2024, until the earlier of the Repurchase Date or the Outside Repurchase Date, IMG shall pay to the SMM Subsidiary the accrued but unpaid amount of the Option Fee (for greater certainty, excluding any Option Fee that has been added to the amount of SMM's Excess Contribution in accordance with the foregoing sentence) on the last day of each quarter, no later than the tenth (10th) Business Day following the end of the relevant quarter (or, if such day is not a Business Day, then the immediately preceding Business Day); provided that if any accrued but unpaid Option Fee remains outstanding on the Repurchase Date or the Outside Repurchase Date (as applicable), IMG shall pay such Option Fee in accordance with Section 2(d)(ii)(A) or Section 2(d)(iii)(B) (as applicable).

(ii) In the event that IMG fails to make any payment on account of the Option Fee when required to be paid pursuant to the terms of Section 2(c)(i):

(A) at the election of the SMM Subsidiary and on seven (7) days' prior written notice to IMG, IMG shall be deemed to be a Defaulting Participant for purposes of the Joint Venture Agreement, provided that if IMG subsequently makes such payment (together with any applicable Delay Interest, if any) within the seven (7) days following such written notice, it shall no longer be deemed to be a Defaulting Participant and shall be entitled to all of its rights and benefits under the Joint Venture Agreement as though it had never been a Defaulting Participant; and

(B) the SMM Subsidiary shall be entitled to all of its remedies at law in connection with such failure to pay.

(d) Repurchase of Diluted Interest

(i) IMG shall have the right (the "IMG Repurchase Option") to repurchase all, but not less than all, of the IMG Diluted Interests from the SMM Subsidiary on any one of the following dates (or, if such date is not a Business Day, the next following Business Day) by providing the SMM Subsidiary with an irrevocable written notice of its election not less than 60 days prior to the relevant date (and upon providing such notice IMG shall be required to repurchase the IMG Diluted Interest on such date):

(A) November 30, 2023;

(B) May 31, 2024;

(C) November 30, 2024;

(D) May 31, 2025;

(E) November 30, 2025;

(F) May 31, 2026; and

(G) the Outside Repurchase Date.

For greater certainty, if IMG has not provided notice of its exercise of the IMG Repurchase Option in accordance with the foregoing on or before the date that is 60 days prior to the Outside Repurchase Date, the IMG Repurchase Option shall be deemed to have expired and be of no further force and effect.

It is the Parties' expectation that any repurchase of the IMG Diluted Interests will result in the Participants' Participating Interests reverting to 70% for IMG and 30% for the SMM Subsidiary (assuming that each Participant funds it Proportionate Share of Cash Call Notices (other than any Interim Participant Advances) and that there are no Transfers of Participating Interests (other than the repurchase of the IMG Diluted Interests by IMG) or adjustments to Participating Interests pursuant to Section 4.4(2) of the Joint Venture Agreement or other usual transactions).

(ii) In the event IMG has not repurchased the IMG Diluted Interests pursuant to the IMG Repurchase Option on or before the Outside Repurchase Date, IMG shall pay to the SMM Subsidiary, on the Outside Repurchase Date:

(A) any accrued but unpaid Option Fee that remains outstanding on the Outside Repurchase Date; and

(B) any Option Fee that has been added to the total amount of SMM's Excess Contribution in accordance with Section 2(c)(i).

(iii) On the Repurchase Date, if any, IMG shall pay to the SMM Subsidiary, as the purchase price for the repurchase of the IMG Diluted Interests, an amount, denominated in U.S. Dollars, equal to:

(A) the aggregate amount of SMM's Excess Contribution as of the Repurchase Date; plus

(B) the aggregate amount of all accrued and unpaid Option Fee (including, if the Repurchase Date is November 30, 2023, the accrued Option Fee for October and November 2023 that has not yet been added to the total amount of SMM's Excess Contribution), less

(C) the aggregate of (1) the IMG Attributable Value, plus (2) a fee accruing on a daily basis, compounding on a quarterly basis, on the IMG Attributable Value at CME Term SOFR 3 MONTH plus 4.0% on the then aggregate amount of the IMG Attributable Value (but only to the extent that the relevant Attributable Refined Metal has actually been received by the SMM Subsidiary) up to the Repurchase Date,

(with the foregoing items (A), (B) and (C) collectively referred to herein as the "IMG Repurchase Price"), plus all applicable GST/HST thereon that is collectible by the SMM Subsidiary under section 221 of the Excise Tax Act (Canada). Subject to Section 2(d)(viii)(C), the SMM Subsidiary's right, title and interest in and to the IMG Diluted Interests shall pass to IMG upon and subject to payment in full of the IMG Repurchase Price plus all applicable GST/HST thereon that is collectible by the SMM Subsidiary under section 221 of the Excise Tax Act (Canada).

(iv) For greater certainty, IMG shall be entitled to have registered title to any Property (including the Mineral Rights) updated from time to time (or any notices deemed advisable by IMG, acting reasonably, filed on title) to reflect the repurchase of the IMG Diluted Interests (if such repurchase has occurred), and the SMM Subsidiary shall promptly and without delay upon request by IMG provide assistance in the manner set out in Section 2.15 of the Joint Venture Agreement. In addition, the Parties shall, if requested by IMG, use reasonable efforts to apply for the consent of the MNDM to the increase of IMG's registered interest in the mineral leases held by the Joint Venture to IMG's aggregate Participating Interest taking into account the repurchase.

(v) As soon as reasonably practicable following the achievement of Commercial Production (which, for clarity, the Parties acknowledge will not occur until a plant at the Mine has processed Mineral Products at a rate of not less than 60% of plant capacity for a period of at least 30 consecutive days), the Parties shall work in good faith and acting reasonably to calculate the cash value (expressed in US$) of all Attributable Refined Metal received by the SMM Subsidiary from the Joint Venture (or from a refinery in accordance with the Joint Venture Agreement) on account of the IMG Diluted Interests in respect of the period prior to the achievement of Commercial Production (the "IMG Attributable Value"). The IMG Attributable Value shall be deducted from the IMG Repurchase Price in accordance with Section 2(d)(iii)(C), if applicable, but will not be payable to IMG in any other form or circumstance. IMG, as Operator, shall promptly sell or dispose of all doré produced by the Joint Venture prior to the achievement of Commercial Production to a refinery in accordance with the Joint Venture Agreement.

(vi) It is the expectation of the Parties, based on information shared among them to date and subject to the good faith covenant in Section 2(d)(v), that for purposes of calculating the IMG Attributable Value, the cash value of any refined gold or silver (including metal credits) received by or credited to the SMM Subsidiary from the Joint Venture or from a refinery in accordance with the Joint Venture Agreement on any particular day (the "SMM Metal") shall be equal to (A) IMG's actual realized sale price for the refined gold or silver (including metal credits) that IMG received on such day (the "IMG Metal"), multiplied by (B) the quantity of such SMM Metal received by or credited to the SMM Subsidiary, net of any fees, costs and other out-of-pocket expenses incurred or paid by the SMM Subsidiary (including refining charges, treatment charges, insurance charges and penalties) in respect of such SMM Metal. The Parties' expectation as set out above is based on the assumption (but without derogating from Parties' respective rights and obligations under the Joint Venture Agreement) that IMG would have at all times sold both the SMM Metal and the IMG Metal in respect of a particular day at the same time and for the same price.

(vii) As soon as reasonably practicable following the Repurchase Date (if applicable), the Parties shall work in good faith and acting reasonably to determine the amount of doré produced by the Joint Venture prior to the Repurchase Date for which refined gold and silver (including metal credits) has not yet been received by the Participants. The Operator shall instruct the refinery to deliver to or credit (as applicable) the SMM Subsidiary its Proportionate Share of the refined gold or silver in respect of such doré based on the SMM Subsidiary's Participating Interest (including for certainty the IMG Diluted Interests) immediately prior to the Repurchase Date.

(viii) In the event that IMG issues a notice to the SMM Subsidiary in accordance with Section 2(d)(i) and fails to complete the repurchase of the IMG Diluted Interests on the applicable scheduled repurchase date set out in such notice:

(A) IMG will be deemed to be a Defaulting Participant for purposes of the Joint Venture Agreement, provided that if: (1) IMG subsequently completes such repurchase (together with any applicable Delay Interest, if any) within twenty-one (21) days of the applicable scheduled repurchase date (the "Repurchase Cure Date"); or (2) the SMM Subsidiary elects to terminate the IMG Repurchase Option in accordance with (C)(1) below, IMG shall no longer be deemed to be a Defaulting Participant and shall be entitled to all of its rights and benefits under the Joint Venture Agreement as though it had never been a Defaulting Participant;

(B) the SMM Subsidiary will be entitled to all of its remedies at law in connection with such failure to complete, including the right to seek equitable remedies, including specific performance, and the right to seek damages; and

(C) without derogating from (A) and (B) above, if IMG does not complete the repurchase of the IMG Diluted Interests by the Repurchase Cure Date, then from and after the Repurchase Cure Date, the SMM Subsidiary shall have the right (but not the obligation) to take either of the following actions (and, for clarity, may elect not to take any such action):

(1) terminate the IMG Repurchase Option, in which case IMG will not be required to pay the IMG Repurchase Price and the repurchase of the IMG Diluted Interests will not be completed; or

(2) transfer the IMG Diluted Interests to IMG, in which case the IMG Repurchase Price plus all applicable GST/HST thereon that is collectible by the SMM Subsidiary under section 221 of the Excise Tax Act (Canada) will be a payment obligation of IMG that is immediately due and payable to the SMM Subsidiary (in addition to any damages or other amounts owing by IMG to the SMM Subsidiary pursuant to item (B) or otherwise).

(ix) For greater certainty, upon completion of the repurchase of the IMG Diluted Interests, for purposes of applying the dilution formula in accordance with Section 11.1 of the Joint Venture Agreement at any time after the Repurchase Date:

(A) all Interim Participant Advances and SMM Incremental Contributions shall continue to be included in the SMM Subsidiary's "Participant's Contribution Expenditure" (and therefore in the SMM Subsidiary's "Participant's Total Expenditure"); and

(B) an amount equal to (1) the IMG Diluted Interests, divided by (2) the SMM Subsidiary's Participating Interest immediately prior to completion of the repurchase, multiplied by (3) the SMM Subsidiary's "Participant's Total Expenditure" immediately prior to completion of the repurchase, shall be added to each of the SMM Subsidiary's "Participant's Assigned Expenditure" and IMG's "Participant's Acquired Expenditure.

(e) Covenants

(i) Without derogating from the obligations of the Operator as set out in the Joint Venture Agreement, and recognizing that the economic risks and benefits to the Parties under this Agreement could be affected by the timing of Cash Call Notices, Joint Venture Expenditures and production and sales or dispositions of Mineral Products, IMG shall ensure that the Operator, insofar as is reasonably possible, conducts Joint Venture activities (including issuing Cash Call Notices, incurring Joint Venture Expenditures (in accordance with Approved Programs and Approved Budgets) and managing production (including the various steps in the production circuit and flow chart) and (where applicable) sales or dispositions of Mineral Products) in a consistent and predictable manner and without regard to the potential economic impacts on the Parties by virtue of their rights and obligations under this Section 2.

(f) Operator Fee

(i) IMG, in its capacity as the Operator, agrees to waive the Operator's Fee it is entitled to under Section 7 of the Joint Venture Agreement until the earlier of the Repurchase Date or the payment of the amounts set out in Section 2(d)(ii) on the Outside Repurchase Date.

(g) Conditions Precedent

(i) The terms and conditions set out in this Section 2 shall only become effective (and prior to such time shall be of no force and effect) upon the satisfaction in full (or the waiver by the SMM Subsidiary) of each of the following conditions (the "Conditions Precedent"):

(A) receipt by Sumitomo and the SMM Subsidiary of an acknowledgement and consent agreement, in form and substance satisfactory to each of IMG, Sumitomo and the SMM Subsidiary, duly executed by or on behalf of the Lenders (or any requisite majority thereof) under the Credit Agreement, which acknowledgement and consent agreement shall be effective in accordance with its terms;

(B) receipt by the SMM Subsidiary of a certificate of a senior officer or director of IMG certifying the board resolutions of IMG, in form and substance satisfactory to each of IMG and the SMM Subsidiary, approving this Agreement and the transactions contemplated hereby; and

(C) opinion(s) from external counsel to IMG, in form and substance satisfactory to the SMM Subsidiary, as to the due execution and delivery of this Agreement, and non-contravention of (1) the Credit Agreement, the Indenture and the MSA, (2) IMG's constating documents and (3) applicable laws.

(ii) Each of the Conditions Precedent is for the exclusive benefit of Sumitomo and the SMM Subsidiary and may only be waived by them in their sole discretion. IMG shall use all reasonable commercial efforts and take all reasonable action as may be necessary or advisable to satisfy and fulfil all the Conditions Precedent as promptly as reasonably practicable. For greater certainty, upon satisfaction (or waiver by the SMM Subsidiary) of the Conditions Precedent, the SMM Subsidiary shall have no obligation to fund any Interim Participant Advance in respect of any Cash Call Notice that was issued prior to such satisfaction (or waiver), unless otherwise agreed to by the SMM Subsidiary.

3. Representations and Warranties.

(a) IMG hereby represents and warrants that, and each such representation and warranty shall be deemed to be repeated on the date of each of payment of the Interim Participant Advance:

(i) it is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation and is up to date in respect of all material filings required by applicable law;

(ii) it has the requisite corporate power, capacity and authority to enter into this Agreement, and to perform its obligations hereunder, and all requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors' (or other applicable corporate body's) approval, with respect to the entering into of this Agreement and performing its obligations hereunder;

(iii) this Agreement and the exercise of its rights and the performance of its obligations hereunder do not and will not:

(A) conflict with the Credit Agreement, the Indenture, the MSA or any other material agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets;

(B) conflict with its constating or constitutive documents; or

(C) conflict with or violate any applicable law;

(iv) no consents or approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby (other than the consent of the Lenders, which will be obtained prior to the SMM Subsidiary funding any Interim Participant Advance);

(v) there is no Default or Event of Default (in each case as defined in the relevant agreement) or similar event or circumstance under any of the Credit Agreement, the Indenture or the MSA, or any other event or circumstance which, with the giving of notice, lapse of time, or both, would result in any of the foregoing;

(vi) this Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms; and

(vii) it is not a Defaulting Participant.

(b) Each of Sumitomo and SMM Subsidiary hereby represents and warrants that:

(i) it is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation and is up to date in respect of all material filings required by applicable law;

(ii) it has the requisite corporate power, capacity and authority to enter into this Agreement, and to perform its obligations hereunder, and all requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors' (or other applicable corporate body's) approval, with respect to the entering into of this Agreement and performing its obligations hereunder;

(iii) this Agreement and the exercise of its rights and the performance of its obligations hereunder do not and will not:

(A) any material agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets;

(B) conflict with its constating or constitutive documents; or

(C) conflict with or violate any applicable law;

(iv) no consents or approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby;

(v) this Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms; and

(vi) it is not a Defaulting Participant.

4. Indemnification.

(a) IMG does hereby indemnify and save harmless Sumitomo and the SMM Subsidiary and their respective affiliates and directors, officers, employees and agents of, from and against any and all liabilities, costs, losses, damages, claims, demands, proceedings and expenses, including, without limitation, reasonable and documented legal fees calculated as between a solicitor and client with a right to full indemnity, which Sumitomo or the SMM Subsidiary actually suffer, sustain, incur, pay or become liable for, arising out of or in consequence of:

(i) any inaccuracy in or default or breach of any representation or warranty of IMG contained in this Agreement;

(ii) any breach or non-performance by IMG of any covenant or obligation to be performed by it pursuant to this Agreement; and

(iii) any Claim by any person relating to any of the transactions contemplated by this Agreement.

(b) This Section 4 is:

(i) a continuing obligation, separate and independent from IMG's other obligations and survives the termination of this Agreement; and

(ii) absolute and unconditional and unaffected by anything that might have the effect of prejudicing, releasing, discharging or affecting in any other way the liability of IMG.

(c) It is not necessary for a Party to incur expense or make payment before enforcing a right of indemnity under this Agreement.

5. Amendments to Joint Venture Agreement. The Joint Venture Agreement is hereby amended as set out in Schedule A of this Agreement, provided that where indicated in Schedule A, those amendments that are noted as only being effective until a certain specified date shall only be effective until (and shall be of no further force and effect from and after) such specified date. For greater certainty, unless so specified, each of the amendments set out in Schedule A shall be effective on and from the Conditions Precedent Satisfaction Date until the Joint Venture Agreement is terminated in accordance with its terms.

6. Fees and Expenses. IMG agrees to reimburse Sumitomo and the SMM Subsidiary for the reasonable and documented fees and expenses of counsel and other professional advisors actually incurred by Sumitomo and the SMM Subsidiary, up to an aggregate amount of [REDACTED] (which maximum amount shall not limit IMG's indemnification obligations under Section 4), in connection with (a) the preparation, negotiation, execution and delivery of this Agreement and (b) the implementation and administration of this Agreement. IMG agrees that it shall make payment within thirty (30) Business Days of receipt of an invoice in respect thereof.

7. Delay Interest. Any amount that is not paid when due under this Agreement will bear Delay Interest as set out in Section 1.2(17) of the Joint Venture Agreement.

8. Superior Royalty. At any time prior to January 1, 2024, the SMM Subsidiary may, in its sole discretion, by written notice to IMG, require IMG to either:

(a) transfer and assign all of IMG's right, title and interest in and to the Superior Royalty to the Operator (on behalf of the Participants), to be held by the Operator as Joint Venture Property in accordance with Section 2.12 of the Joint Venture Agreement, in which case the Operator shall reimburse IMG (as a Capital Expenditure within the meaning of item (iii) of the definition thereof) an amount equal to 100% of the purchase price actually paid by IMG for the Superior Royalty; or

(b) transfer and assign 30% of IMG's right, title and interest in and to the Superior Royaltyto the SMM Subsidiary, in which case the SMM Subsidiaryshall reimburse IMG an amount equal to 30% of the purchase price actually paid by

IMG for the Superior Royalty.

In the event that the SMM Subsidiary does not provide any such written notice prior to January 1, 2024, the SMM Subsidiary shall be deemed to have elected to require IMG to proceed on the basis of (a) above. Promptly upon provision of such written notice to IMG (or upon such deemed election), the Parties shall in good faith and acting reasonably negotiate the terms and conditions of, execute and deliver definitive documentation with respect to the relevant transfer and assignment.

9. Effectiveness of Certain Provisions. Sections 4, 5, 7 and 8 of this Agreement shall come into force and effect concurrently with Section 2 of this Agreement coming into effect upon the satisfaction and fulfillment (or waiver by the SMM Subsidiary) of each of the Conditions Precedent in accordance with Section 2(g) on the Conditions Precedent Satisfaction Date. Until Section 8 comes into force and effect in accordance with the foregoing, nothing in this Agreement shall affect the Parties' existing rights and obligations with respect to the Superior Royalty.

10. Continuing Effect. Each of the Parties acknowledges and agrees that the Joint Venture Agreement, as amended by this Agreement, continues in full force and effect and is hereby confirmed.

11. Public Disclosure.

(a) If a Party is required to file this Agreement in any public registry, filing system or depository, including SEDAR in order to comply with applicable law, it shall notify the other Parties of such requirement, and the Parties shall consult with each other with respect to any proposed redactions to the Agreement in compliance with applicable law before it is filed in any such registry, filing system or depository.

(b) The Parties shall jointly plan and coordinate, and shall cause their respective Affiliates to jointly plan and co ordinate, any public notices, press releases, and any other publicity concerning this Agreement and the transactions contemplated by this Agreement unless a Party (or its Affiliate) is required to make such disclosure pursuant to applicable law in circumstances where prior consultation with the other Party is not practicable. To the extent reasonably practicable, a copy of such disclosure shall be provided to the other Party at such time as it is made publicly available.

12. Severability. If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

13. Governing Law. This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

14. Counterparts. This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers thereunto duly authorized.

IAMGOLD CORPORATION

By:	(signed) "Maryse Belanger"
Name: Maryse Bélanger
Title: Chair, Interim President and
Chief Executive Officer

SMM GOLD COTE INC.

By:
Name: Masaru Tani
Title: President and Director

SUMITOMO METAL MINING CO., LTD.

By:
Name: Fumio Mizuno
Title: Senior Managing Executive
Officer, General Manager of
Mineral Resources Div.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers thereunto duly authorized.

IAMGOLD CORPORATION

By:	Name: Maryse Belanger
Title: Chair, Interim President and
Chief Executive Officer

SMM GOLD COTE INC.

By:	(signed) "Masaru Tani"
Name: Masaru Tani
Title: President and Director

SUMITOMO METAL MINING CO., LTD.

By:
Name: Fumio Mizuno
Title: Senior Managing Executive
Officer, General Manager of
Mineral Resources Div.

IN WITNESS WHEREOF, the Pa1iies have caused this Agreement to be duly executed by their respective authorized officers thereunto duly authorized.

IAMGOLD CORPORATION

By:	Name: Maryse Belanger
Title: Chair, Interim President and
Chief Executive Officer

SMM GOLD COTE INC.

By:
Name: Masaru Tani
Title: President and Director

SUMITOMO METAL MINING CO., LTD.

By:	(signed) "Fumio Mizuno"
Name: Fumio Mizuno
Title: Senior Managing Executive
Officer, General Manager of
Mineral Resources Div.

Schedule A

Amendments to Joint Venture Agreement

1. Definition of "Defaulting Participant".

The definition of "Defaulting Participant" in Section 1 of the Joint Venture Agreement is deleted in its entirety and replaced with the following:

""Defaulting Participant" means a Participant that:

(a) fails to pay any monetary amount under this Agreement when due;

(b) breaches, defaults or fails to observe, abide by or perform (other than payment of a monetary amount when due) any term, condition, covenant or other obligation under this Agreement and such breach, default or circumstance is not cured within ten (10) days of receipt of notice from the Non-defaulting Participant;

(c) makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, makes any proposal under the Bankruptcy and Insolvency Act (Canada) or any comparable law, seeks relief or becomes subject to proceedings under the Companies' Creditors Arrangement Act (Canada), the United States Bankruptcy Code, the Winding-up and Restructuring Act (Canada), or any other bankruptcy, insolvency or analogous law (including, without limitation, federal, provincial or state laws that deal with the rights of creditors or the compromise or rearrangement of Liabilities), is adjudged bankrupt, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian, sequestrator or other person with similar powers of itself or of all or any substantial portion of its assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors' rights or consents to, or acquiesces in, the filing of such a petition; or

(d) becomes subject to proceedings involving the dissolution, liquidation or voluntary winding up of it or for the suspension of its operations unless such proceedings are being actively and diligently contested in good faith."

2. SOFR

The definition of "LIBOR" Section 1 of the Joint Venture Agreement is deleted in its entirety.

The following new definitions are added to Section 1 of the Joint Venture Agreement:

""SOFR" means, with respect to any SOFR Business Day, a rate per annum equal to the secured overnight financing rate for such SOFR Business Day published by the SOFR Administrator on the SOFR Administrator's Website at approximately 2:30 p.m. (New York City time) on the immediately succeeding SOFR Business Day;

"SOFR Administrator" means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate);

"SOFR Business Day" means any day that is not a Saturday, Sunday or other day that is: (a) a legal holiday under the laws of the State of New York; (b) a day on which banking institutions in such state are authorised or required by law to close; or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities;

"Term SOFR" means the greater of (a) the forward-looking term rate for a period of three months based on SOFR that is published by CME Group Benchmark Administration Limited (CBA) (or a successor information service that publishes such rate as determined by the Party to whom an overdue amount is owed hereunder at the relevant time in its reasonable discretion) from time to time, provided, however, that if at any time such rate has not been published or is otherwise unavailable or cannot be determined in accordance with the terms hereof, Term SOFR shall be replaced by such other industry-recognized reference rate as shall be determined by the Party to whom an overdue amount is owed hereunder at the relevant time in its reasonable discretion in a manner substantially consistent with market practice; and (b) zero percent;"

Each remaining reference in the Joint Venture Agreement to "LIBOR" is deleted and replaced with the words "Term SOFR".

The numbering in Section 1 of the Joint Venture Agreement is revised accordingly.

3. Oversight Committee Directions

Section 5.9 of the Joint Venture Agreement is deleted in its entirety and replaced with the following:

"The Operator shall act in accordance with all lawful directions of the Oversight Committee given in accordance with this Agreement and, subject to the foregoing and without derogating from any of the rights, duties or obligations of the Operator set out in this Agreement, shall take all reasonable steps to carry out all Approved Programs and Approved Budgets. For greater certainty, the Operator shall not take any of the actions set out in Section 8.9(1) of this Agreement without the approval of the Oversight Committee in accordance with Section 8.9(1) and the other provisions of Article 8."

4. Access to Joint Venture Property

The following sentence is added to the end of Section 5.22 of the Joint Venture Agreement:

"In the event that a Participant is a Defaulting Participant, while such Participant is a Defaulting Participant, such Defaulting Participant shall be deemed to have given permission to any other Participant engaging a consultant (or any number of consultants) for the purposes of this Section 5.22."

5. Secondment.

Section 5.23 of the Joint Venture Agreement is deleted in its entirety and replaced with the following:

"Subject to applicable law, prior to the commencement of Commercial Production, SMM Subsidiary or its Affiliates shall have the right, but not the obligation, to second up to ten individuals to the Property from time to time. Following the commencement of Commercial Production, SMM Subsidiary or its Affiliates shall have the right, but not the obligation, to second up to eight individuals to the Property from time to time. The identity of any secondees and terms of any secondment will be subject to the consent of the Operator, not to be unreasonably withheld. Any costs incurred in relation to the secondment of such individuals to the Côté Project shall be borne by the Participants in accordance with their respective Participating Interests. For clarity, such costs shall be considered Expenditures for the purposes of calculation of Joint Venture Expenditure. Notwithstanding the foregoing, in the event that a seconded individual is a trainee, SMM Subsidiary shall bear the costs of such secondment, and such costs shall not constitute Expenditures for the purposes of calculation of Joint Venture Expenditure."

6. Extraordinary Resolutions - Suspension of Operations.

Section 8.9(1)(f) of the Joint Venture Agreement (which, for clarity, was originally numbered 8.9(1)(d), but was renumbered as 8.9(1)(f) as a result of the Acknowledgement and Confirmation Letter dated May 8, 2020) is deleted in its entirety and replaced with the following:

"(f) the taking of any action that would reasonably be expected to result in the suspension of activity on, or the permanent wind-up or cessation of Mining Operations on, the Property, other than any action, as considered necessary by the Operator, acting reasonably and in good faith, to: (i) comply with applicable law; (ii) address a health, safety or environmental issue; or (iii) in an emergency, maintain and preserve the Joint Venture Property or preserve or protect life, limb, property or the environment in respect of the Joint Venture Property;"

7. Extraordinary Resolutions - Additional Approval Matters.

With effect until the Repurchase Date (if any), Section 8.9(1) of the Joint Venture Agreement shall be amended by adding a new Section 8.9(1)(j), a new Section 8.9(1)(k) and a new Section 8.9(l), as set out below, so that section 8.9(1) (in its entirety) shall read as follows:

"8.9 Extraordinary Resolutions

(1) Approval of the following matters shall require the affirmative vote of at least 90% of the Participating Interests:

(a) amendments to Sections 5, 6 and 7;

(b) the grant of any royalty or streaming arrangements after the Effective Date, or the modification of any royalty or streaming arrangements as may be in place with respect to the Property, from time to time;

(c) a Construction Decision, provided that, in accordance with the procedures provided in Section 13.3(4)(b), if the SMM representatives initially vote against such Construction Decision and the 90% approval threshold is not obtained after the six-month period provided therein, a Construction Decision may be made by the Oversight Committee by a simple majority of the votes cast;

(d) during the Construction Period, any reduction in an Approved Budget by more than 25%;

(e) the taking of any action during the Construction Period that, either alone or in conjunction with prior actions during the Construction Period, would reasonably be expected to solely or cumulatively result in a delay of the Target Date by more than three (3) months;

(f) the taking of any action that would reasonably be expected to result in the suspension of activity on, or the permanent wind-up or cessation of Mining Operations on, the Property, other than any action, as considered necessary by the Operator, acting reasonably and in good faith, to: (i) comply with applicable law; (ii) address a health, safety or environmental issue; or (iii) in an emergency, maintain and preserve the Joint Venture Property or to preserve or protect life, limb, property or the environment in respect of the Joint Venture Property;

(g) the acquisition by the Operator of any third-party interest in the Côté Project on behalf of the Participants in proportion to their Participating Interests (provided that if approval of such acquisition is not granted, the Operator may, subject to Section 4.4, acquire the interest and the Participant whose voting representative voted in favour of such acquisition may acquire the interest for its own account free from any obligations to the other Participant;

(h) the commencement or settlement of litigation with respect to the Assets where the damages that are the subject of the litigation are in excess of [REDACTED];

(i) approval of any agreement relating to the Property which would result in Expenditures relating to the Côté Project of [REDACTED] (excluding any agreements in effect as of the Effective Date) between the Operator and a party not at arm's length to a Participant;

(j) approval of any new Approved Programs and Approved Budgets and (i) any amendments to, or changes to the Capital Expenditures under, Approved Programs and Approved Budgets until the commencement of Commercial Production and (ii) any amendments to, or changes to the Capital Expenditures under, Approved Programs and Approved Budgets from and after the commencement of Commercial Production, in each case under this subsection (ii) in excess of $20 million individually or $50 million in the aggregate in respect of any Approved Program and Approved Budget;

(k) any Capital Expenditures in excess of $20 million that are not expressly contemplated in an Approved Budget; and

(l) approval of any agreement, the subject matter of which is not contemplated by an Approved Program and Approved Budget, with an annual value of greater than $20 million or an aggregate value of greater than $70 million, including any amendments thereto in excess of $10 million in the aggregate for each such contract.

In terms of Section 8.9(1)(j) above, the Participants shall, and shall cause their respective representatives on the Oversight Committee to, work in good faith to reach agreement on the contents of the proposed budget for the each calendar year on or before December 31 of the preceding calendar year; provided that the foregoing shall in no way require that a Participant or its representatives on the Oversight Committee vote in favour of any proposed budget or result in a proposed budget to be deemed to be approved by the Oversight Committee."

8. Alterations.

Section 9.10 of the Joint Venture Agreement is deleted in its entirety and replaced with the following:

"The Oversight Committee may, subject to Section 8.9(1), at any time and from time to time of its own volition or on the recommendation of the Operator alter an Approved Program or an Approved Budget and from the date of the alteration, the authority of the Operator under Section 9.8 will, subject to Section 9.8, be varied accordingly."

9. SMM Subsidiary Right of First Refusal.

With effect until the Repurchase Date (if any), Section 16.4 of the Joint Venture Agreement shall be deleted in its entirety and replaced with the following:

"16.4 Tag-Along Right and SMM Subsidiary Right of First Refusal

On and after the Target Date, IMG shall at any time and from time to time be entitled to Transfer all or any part of its Participating Interest without restriction, provided that on or prior to completion of such Transfer, the transferee enters into an agreement to be bound by the provisions of this Agreement as a Participant, and further provided that IMG may not Transfer all or any part of its Participating Interest to a third party if such Transfer would:

(1) result in its Participating Interest being less than 50%; or

(2) occur after Mining Operations have ceased and the implementation of a Mine Closure Program has commenced,

unless:

(a) the third party also offers to purchase from SMM Subsidiary the same proportion of its Participating Interest as the third party is to purchase from IMG on the same terms and conditions as are applicable to the sale of IMG's Participating Interest contemporaneously with completion of such transaction, which offer shall be open for acceptance by SMM Subsidiary for a period of not less than 25 Business Days after it is given; and

(b) IMG has first given SMM Subsidiary the opportunity to acquire the Participating Interest proposed to be Transferred to the third party in the manner set out in Sections 16.2(2)-(4), mutatis mutandis, and for such purposes:

(i) IMG shall be the "Seller", SMM Subsidiary shall be the "Buyer" and the third party shall be the "Third Party";

(ii) the Participating Interest proposed to be Transferred by IMG to the third party shall be the "Subject Interest";

(iii) the offer from the third party shall be the "Third-Party Offer"; and

(iv) the applicable time period in Section 16.2(d) shall be six months after the expiry of the Acceptance Period."

Schedule B

Interim Participant Advances Cap

[REDACTED]

Schedule C

Dilution and Recalculation of Participating Interest

[REDACTED]